Exhibit 6.6

OMAR GADIR CONSULTING SERVICES AGREEMENT

Effective Dates: April 24, 2023 through April 23, 2024

Client:	Mivium, Inc. (Mivium)	Contact:	Derek Cahill
Phone:	(949) 285-9424	Email:	derek@mivium.com

The following sets forth the terms and conditions under which Mivium, Inc. (“Client” or “Mivium”) agrees to engage Omar Gadir and together with Client, the “Parties”), to provide Client with specific consulting services as set forth below and in one or more Statement(s) of Work (each, an “SOW”) attached hereto and incorporated herein as Exhibit A (as the same may be modified by the Parties’ written agreement from time to time) or as otherwise signed by the Parties. Agency shall be entitled to the compensation for the consulting services set forth on the SOW.

STANDARD TERMS AND CONDITIONS

1. AGREEMENT: These Standard Terms and Conditions, together with each SOW (and other exhibits, if any), constitute the agreement between Client and Agency, and shall govern Agency’s services and shall be referred to collectively as the “Agreement.” The Parties agree that in the event of any inconsistency between any SOW or other exhibit hereto and the terms hereof, the terms of the standard terms and conditions herein shall govern, except to the extent the applicable SOW or other exhibit expressly states the contrary.

2. TERM AND TERMINATION: This Agreement shall take effect as of the Effective Date stated above and shall continue thereafter for a period of one year. After the initial one year period, it shall continue on a month to month basis until terminated by either party on thirty (30) days’ written notice to the other Party. In addition, either Party may terminate this Agreement or any applicable SOW upon written notice to the other Party, if the other Party commits a material breach in the performance of the Agreement or SOW and fails to remedy such breach within seven (7) days of its receipt of a written notice from the non-breaching Party. Either party may terminate this Agreement immediately upon written notice, with no opportunity to cure, if the other Party commits a material breach relating to fraud or dishonesty, such as, for example, billing Client for media buys which were not purchased, did not run or did not run at the agreed upon time or demographic. The rights, duties and responsibilities of the Parties shall continue in full force and effect during the period of notice. In the event of termination of this Agreement or an applicable SOW, Client agrees to pay Agency (i) any undisputed fees for authorized work satisfactorily performed which Client has previously authorized, through the effective day of termination, and (ii) for any commissions approved by Client and placed by Agency and runs through the effective date of termination and the costs of any expenses that could not be canceled but was previously authorized by Client.

3. APPROVALS: Before purchasing or incurring any expenses in connection with Client’s account, Agency shall obtain Client’s written approval thereof, which may be submitted to Agency via email. Approvals must be in writing but an e-mail from someone at a VP level or above will constitute an acceptable writing.

4. DELIVERY OF MATERIALS: Client agrees to deliver or cause to be delivered to the content of any and all materials relating to Client’s business in accordance with the time, format and related requirements of the applicable documents.

5. OWNERSHIP OF MATERIALS; INTELLECTUAL PROPERTY: Except as set forth below, as between Client and Agency, all final work product created and executed for Client pursuant to the terms of this Agreement, that is selected and paid for by Client (“Work Product”), shall exclusively be Client’s property.

Client acknowledges that Agency retains all right, title and interest in and to all technology, content, or other intellectual property or proprietary materials owned by Agency as of the Effective Date or used, created or developed at any time for the general conduct of Agency’s business, including, without limitation, any generic or business information, materials, software, processes or procedures, tools (including proprietary research tools), code (including object or source code), methodologies, software development tools, specialized database and software applications, and any enhancements, modification or derivatives of the foregoing (collectively, “Agency Materials”). To the extent that any Agency Materials are included in the Work Product, Agency hereby grants to Client a royalty-free, perpetual, non-exclusive, non-transferable license to use such Agency Materials solely as embodied in such Work Product and in accordance with its authorized use under the terms of the applicable SOW.

To the extent that any materials licensed from third parties are included in Work Product (“Third Party Materials”), Client shall receive a license to such Third Party Materials in accordance with the grant of rights (including any restrictions on use) set forth in the applicable third Party license agreement. Client agrees to comply with all license restrictions and other applicable terms of any third-party agreement applicable to the Third Party Materials and communicated to Client in writing by Agency. Further, Client shall receive under the applicable third-party agreements only such rights and warranties as are offered by such third-party licensor who shall be solely responsible to Client for such Third Party Materials.

Agency shall take reasonable precautions to safeguard Client’s property entrusted to Agency’s custody or control, which shall be at least as comprehensive as those precautions that Agency take to safeguard Agency’s own valuable property; provided, however, in the absence of gross negligence or intentional misconduct on Agency’s part, Agency are not to be held responsible for any loss, damage, destruction or unauthorized use of such property.

6. COMPENSATION, EXPENSES AND CHARGES: Agency’s fees, commissions and other compensation shall be as set forth in the applicable SOW.

Agency shall invoice Client at the beginning of each month, for the fees due that month, and Client agrees to pay undisputed invoiced amounts within thirty (30) days of the invoice date. Client agrees to pay for all necessary and applicable incidental and other out of pocket expenses incurred for or on behalf of Client’s account in connection with Agency’s rendering of services and performance of duties hereunder that are not customarily included in overhead. All travel pre-approved by Client, in writing, shall be paid or provided by Client. Any such travel expenses must be reasonable (i.e. coach airfare, moderate hotels, etc.)

If Agency buys media or other goods or services on Client’s behalf, all charges for such goods and services (including any related commission for media, if applicable) shall be invoiced to Client as set forth in the applicable SOW, and Client agrees to pay any undisputed invoiced amounts within thirty (30) days of the invoice date, with the understanding that Client shall pay Agency in time for Agency to meet vendor payment due dates. If expedited payments are necessary with respect to any media purchase, production or other out of pocket expense, Agency shall notify Client in writing prior to committing to the vendor and Client agrees to make such payments within the due date specified. If payment is not received prior to the commitment date or expedited payment date specified, Agency reserves the right to cancel the order upon written notice to Client. Agency’s contracts with vendors in respect of the services shall be made in accordance with media rate cards and/or other standard or individual conditions and contracts.

Any planned media buy that was approved by Client and is cancelled at Client’s direction and without cause before completion may be subject to cancellation penalties and/or short-rate, which Client agrees to pay, regardless of whether this Agreement is terminated. Any planned media buy that was approved by Client and is cancelled at Client’s direction and without cause before completion shall also be subject to agency services media commission as outlined on the applicable SOW, regardless of whether this Agreement is terminated.

7. REFUNDS, CREDITS, DISCOUNTS: Agency shall refund or credit to Client any and all media discounts and rebates, actually received by Agency in connection with Client’s account, and Agency shall give Client the full benefit of any savings that actually result from the quantity or special purchases (if any) made for or on Client’s behalf.

8. ADDITIONAL SERVICES: Any services not specified on the applicable SOW, including, without limitation, the cost of subscribing to new syndicated research, the development, use or customization of proprietary tools, travel, purchasing of any type of media not included on an applicable SOW, commercial screening, trafficking for any media, video-on-demand and interactive search optimization shall be subject to the Parties reaching a mutually acceptable compensation agreement in writing.

9. CONFIDENTIALITY: Each Party (the “Recipient”) shall take reasonable steps to protect proprietary and confidential information and materials that, under the circumstances surrounding the disclosure, ought in good faith to be treated as proprietary or confidential (hereinafter “Confidential Information”) provided by the other Party or its representatives (the “Discloser”) from improper disclosure and shall only use and disclose such Confidential Information to fulfill its obligations under this Agreement. Confidential Information shall not include information previously known to Recipient or materials to which Recipient had access prior to the provision of such information or materials by Discloser; information or materials that are now or later become available in the public domain; information or materials provided to Recipient by a third Party in rightful possession of the information and not bound by a duty of confidentiality to Discloser; or information independently developed by Recipient without breach of this Agreement.

10. MISCELLANEOUS:. This Agreement constitutes the entire agreement between Client and Agency, and no representation, promise or inducement not included herein shall be binding upon either Party hereto. This Agreement cannot be changed, modified, or transferred except by an instrument in writing executed by Client and Agency. This Agreement shall be governed and construed in accordance with the laws of the State of California and the Parties agree to the exclusive jurisdiction of the state and courts located in the County of Los Angeles, California or the United States District Court for the Central District of California, as applicable.

Agreed to and Accepted:

Mivium, Inc.		Omar Gadir

Signature:	/s/ Eric Tsai	Signature:	/s/ Omar Gadir
Name:	Eric Tsai	Name:	Omar Gadir
Title:	CEO	Title:	Consultant
Date:	04/24/2023	Date:	04/24/2023

Exhibit A

Statement of Work (SOW)

This statement of work is subject to the Terms and Conditions of the Master Services Agreement effective April 24, 2023 (“Agreement”), by and between Mivium, Inc. (Client) and Omar Gadir (Consultant). The Statement of Work is hereby made part of, and will be performed under, the terms and conditions of the Agreement not otherwise defined in this SOW shall have the meaning assigned to them in the Agreement. This Statement of Work shall expire on April 23, 2024 unless earlier terminated according to terms set forth in the Agreement.

Deliverables:

Funding for Mivium through Government Grants will target SBIR (Small Business Innovation Research Program). The program consists of two phases: Phase I and Phase II. The total amount of funds depends on the federal agency participating on SBIR (Department of Defense, National Science Foundation, etc.).

Each agency provides different amount of SBIR funding and some allow combining Phase I and Phase II. To know the exact amount of funding we need to explain our project to a few program managers in different agencies and pick the one that satisfies our requirements. One will know the exact amount after negotiating with the program manager of the target agency at the very early stage of defining the scope of the project. Initially, for Mivium the target funding is between $1.5M and $2.0M. Mivium will also approach other agencies like CHIPS for America seeking other possibilities.

Current submission Window:

The current Submission Window ends on July 5, 2023. The next window date is expected to be July 7, 2023 - November 26, 2023.

Schedule and Milestones

1)	SAM registration: already started. Waiting for response from the government.

2)	Prepare the pitch for SBIR and other agencies with help from the Company and the team, followed by a final review.

3)	Submit the pitch to SBIR. SBIR advises applicants to submit a pitch first and discuss it with them before submitting the full application.

4)	The pitch will be submitted to the following agencies as well, seeking more opportunities:

a)	SAM translational research.

b)	Dept. of Energy.

c)	CHIPS for America.

5)	Prepare and submit the full SBIR application:

a)	Preparing the pitch involves interaction with an SBIR program manager to provide advice and make modifications.

b)	Complete and submit the full application by 9/11/23. All applications will be considered after the closing date of 11/16/2023.

Size of Mivium Project

Since the project may need more than $2.0 million USD, our options are:

a.	Define a project that does not exceed the amount of the grant.

b.	Define a project that exceeds the grant. Here, the difference will be funded by Mivium. The government may accept participating in such funding.

We will start by defining the project as envisioned by the Company. Then we will know whether it is option (a) or option (b).

Risks:

●	Delay on the government side is outside our control. The government tells us: after the submission the approval may take 2 months (minimum), 3 months (average) and 5 month (maximum).

●	The government may ask us to make major changes or advise us to re-submit to another agency. Our efforts will not be a waste as most of the work would have already being done.

Deliverables:

Package that Mivium can re-use for other Grants, government agencies and NGOs.

Weekly email update on status of the project

Consultant Service Fee Proposal for Client Submission:

Fee Structure: Monthly fee of $10,000 retainer. This compensation will be deferred until either side decides to stop or come to alternative agreement.

●	$50,000 in Mivium, Inc. options based on the latest valuation of the company upon submission of the grant to SBIR.

●	$25,000 additional Mivium, Inc. options upon any funds received at or over $1,5000,000.

●	$25,000 additional Mivium, Inc. options upon any funds received at or over $2,000,000.

In the event there is a material change in scope deliverables, the parties agree in good faith, to attempt to negotiate a fee adjustment. If new, out-of-scope projects arise, Assembly will price and scope accordingly, and submit for Mivium Team review and consideration.

/s/ Omar Gadir	04/24/2023	*Omar Gadir / Signature Approval / Date

/s/ Eric Tsai	04/24/2023	*Mivium, Inc / Signature Approval / Date